ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”) of Enterra Energy Trust (“the Trust”) for the three-month period ended March 31, 2006.  This MD&A should be read in conjunction with the MD&A and the consolidated financial statements, together with the accompanying notes, of the Trust for the year ended December 31, 2005, as well as the unaudited interim consolidated financial statements, together with the accompanying notes, of the Trust for the three-month period ended March 31, 2006.  All amounts are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) except where otherwise indicated.  This MD&A was written as of May 12, 2006.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A includes forward-looking statements.  All statements other than statements of historical facts contained in this MD&A, including statements regarding the Trust’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements.  The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to the Trust, are intended to identify forward-looking statements.  The Trust has based these forward-looking statements largely on the Trust’s current expectations and projections about future events and financial trends that the Trust believes may affect its financial condition, results of operations, business strategy and financial needs.  These forward-looking statements are subject to a number of risks, uncertainties and assumptions as described in the Trust’s Annual Information Report, Annual Report and elsewhere in this MD&A.

Other sections of this MD&A may include additional factors that could adversely affect the Trust’s business and financial performance.  Moreover, the Trust operates in a very competitive and rapidly changing environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Trust assess the impact of all factors on the Trust’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The Trust undertakes no obligation to update publicly or revise any forward-looking statements.  You should not rely upon forward-looking statements as predictions of future events or performance.  The Trust cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, the Trust cannot guarantee future results, levels of activity, performance or achievements.

SPECIAL NOTE REGARDING NON-GAAP TERMS

This document contains the term “funds from operations”, which is a non-GAAP term.  The Trust uses this measure to help evaluate its performance.  The Trust considers it a key measure for the ability of the Trust to repay debt, make distributions to unitholders and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian GAAP as an indicator of the Trust’s performance.  Funds from operations, as determined by the Trust may not be comparable to that reported by other companies.  The reconciliation for funds from operations to cash provided by operating activities can be found in the non-GAAP financial measures section of this MD&A.

CERTAIN FINANICAL REPORTING MEASURES

Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly is used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

OVERVIEW AND STRATEGY

The Trust operates as an oil and natural gas income trust.  The Trust pays monthly cash distributions on the 15th day of each month to unitholders of record on the immediately preceding distribution record date.  The business strategy is to maintain and enhance oil and natural gas reserves to provide long-term sustainable cash distributions to unitholders.  The Trust uses a three-pronged strategy to achieve its goals through acquisition of producing properties with extensive potential for additional development upside, the use of strategic farm outs to develop these properties, and the pre-agreed acquisition from the farmee of the production resulting from these farm outs.  Acquisitions are financed with cash flow, equity and with debt, the optimal mix being one that provides for the strongest balance sheet, and hence the maximum accretion of value to the unitholder.  The Trust’s ability to replace and grow quality reserves using these strategies is a key success factor in its business outcomes.

The Trust also looks to improve the efficiency of its portfolio via a focus on higher quality products such as light oil and natural gas, and through the rationalization of assets with higher operating costs.

During the first quarter of 2006 (“Q1”) the Trust completed the majority of the acquisition of oil and gas producing assets located in Oklahoma (“Oklahoma Assets”).  The acquisition was completed through four closings.  The first closing occurred on January 18, 2006 and represented approximately 1,300 boe/day of producing assets.  The second closings occurred on March 20, 2006 and represented approximately 3,700 boe/day of producing assets.  The final two closings occurred in April 2006 and represented approximately 1,300 boe/day of producing assets.

OVERALL PERFORMANCE

Increased natural gas sales volumes, arising from the acquisition of High Point Resources Ltd. effective August 17, 2005 and the inclusion of two of the four tranches of the Oklahoma Assets as of their respective closing dates of January 18, 2006 and March 21, 2006, have positively affected the Trust’s financial results.  With the completion of the acquisition, the Trust exited the first quarter of 2006 with sales volumes of approximately 13,805 boe/day (15,110 boe/day including the Oklahoma Assets acquired in April 2006).  The Trust realized an average total production of 10,064 boe/day for Q1 2006 compared to 6,765 boe/day in Q1 of 2005.

Together with increased production from the acquisitions and higher oil and natural gas prices, the Trust increased funds from operations by 59% to $23.6 million compared to $14.9 million in Q1 2005.  Cash provided by operating activities was down by 161% to $(7.8) million in Q1 2006 compared to $12.7 million in Q1 2005.  As a result of significantly higher depletion and depreciation costs related to the High Point acquisition, the Trust realized net earnings of $2.2 million for Q1 2006 compared to net earnings of $4.3 million in Q1 2005.  On a per unit basis, the Trust realized net earnings of $0.06/unit compared to $0.16/unit in Q1 2005.

A total of $23.1 million was paid to unitholders through distributions in Q1 2006 compared to $13.3 million in Q1 2005.

SUMMARIZED FINANCIAL AND OPERATIONAL DATA (in thousands except for volumes and per unit amounts)
	Three months Ended March 31,
	2006	2005 (2)	Change
Oil and natural gas revenues	$48,315	$30,050	61%
Average sales (boe/day)	10,064	6,765	49%
Exit sales rate (boe/day)	13,805	6,726	105%
Cash provided by (used in) operating activities	$(7,786)	$12,671	(161%)
Funds from operations (1)	$23,585	$14,858	59%
Net earnings	$2,248	$4,251	(47%)
Net earnings per trust unit - basic	$0.06	$0.16	(63%)
Weighted average number of trust units outstanding – basic	38,200	25,806	48%
Average price per barrel of oil	$56.89	$51.56	10%
Average price per mcf of natural gas	$8.47	$6.16	38%
Production expenses per boe	$9.18	$11.12	(17%)

(1) Funds from operations is a non-GAAP financial measure.  See non-GAAP financial measures section of the MD&A for a reconciliation of this measure.

(2) March 31, 2005 comparative results have been restated for the adoption of EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” as show in the Trust’s 2005 annual report.

RESULTS OF OPERATIONS

Production

The Trust’s average production increased by 49% to 10,064 boe/day from 6,765 boe /day in Q1 2005.  This increase is the result of the acquisition of High Point in August 2005 and the subsequent development of these properties, in addition to the sequential closings of the Oklahoma Asset acquisitions throughout Q1 2006, the latter adding 5,033 boe/day by the end of the current quarter.  The Oklahoma Asset acquisition contributed only 1,383 boe/day to the Q1 2006 average production due to the timing of the closings.  Fourteen wells were drilled on Trust lands in Canada in Q1 2006, and eight of these, along with wells drilled in Q4 2005, were brought on production during the quarter through a combination of existing and newly constructed facilities.  The Trust’s production consisted of 5,269 bbls/day of oil and natural gas liquids (“NGL”) and 28,773 mcf/day of natural gas, or a mix of 52% oil and NGL and 48% natural gas.  As at March 31, 2006, the Trust had an exit rate of 13,805 boe/day.

Production (in thousands except for volumes and percentages)
	Three Months Ended December 31,
	2006	2005	Change
Daily Sales Volumes – Average
Oil & NGL (bbls/day)	5,269	5,744	(8%)
Natural gas (mcf/day)	28,773	6,125	370%
Total (boe/day)	10,064	6,765	49%

Daily Sales Volumes - Exit Rate
Oil & NGL (bbls/day)	5,876	5,488	7%
Natural gas (mcf/day)	47,574	7,426	541%
Total (boe/day)	13,805	6,726	105%

Sales Volumes mix by product
Oil & NGL	52%	85%
Natural gas	48%	15%
	100%	100%

Subsequent to March 31, 2006, the Trust added an additional 1,300 boe/day of production with the final closings of the Oklahoma Assets.

COMMODITY PRICING

Prices for oil increased by 10% in Q1 2006 compared to Q1 2005.  Natural gas prices in Alberta decreased slightly in Q1 2006 compared to Q1 2005.  During the latter part of 2005, the Trust instituted the internalization of full service product marketing functionality including active movement of heavier crudes to specific market centers to maximize realizations, and establishing gas trunk line shipper status.  These latter organizational changes have had a positive impact on company realizations.

West Texas Intermediate (“WTI”) is a standard benchmark for the price of oil.  WTI is expressed in US dollars per barrel (“bbl”).  The Trust reports the price it receives for oil in Canadian dollars per bbl.  Alberta Spot prices, represented as AECI hub pricing (“AECO”), is a standard benchmark for the price of natural gas in Western Canada.  AECO is expressed in Canadian dollars.

WTI realized an average price of US$63.48/bbl for Q1 2006 compared to US$55.40/bbl in Q1 2005.  Alberta AECO was $7.55/mcf for Q1 2006 compared to $8.04/mcf for Q1 2005.  The strengthening of the Canadian dollar dampened the upward price movement as oil and gas are benchmarked in US dollars. The average exchange rate decreased to 1.15 in Q1 2006 from 1.21 in Q1 2005.

The Trust utilized a price risk management program to mitigate its exposure to price changes for oil and natural gas.  Inclusive of this price risk management program, the Trust realized an average price of $56.54/bbl of oil in Q1 2006 compared to $51.56/bbl in Q1 2005 and $8.47/mcf of natural gas in Q1 2006 compared to $6.16/mcf in Q1 2005.

The Trust has financial collars in place for 3,500 bbls/day of oil production to December 31, 2006, which provide a floor price of US$55.00/bbl and ceiling prices of between US$65.50/bbl and US$80.00/bbl.  The Trust also has financial collars for 2,500 bbls/day of oil production for fiscal 2007, which provide a floor price of US$55.00/bbl and ceiling prices of between US$78.60/bbl and US$81.20/bbl.

The Trust has the following hedges in place covering natural gas production:

Period	Volume	Floor / Fixed Price	Ceiling Price
Apr 1, 2006 – Oct 31, 2006	10,000 GJ/day	Cdn$8.50/GJ	Cdn$13.05/GJ to Cdn$14.00/GJ
Apr 1, 2006 – Oct 31, 2006	3,300 mmbtu/day	US$8.45/mmbtu
May 1, 2006 – Oct 31, 2006	6,600 mmbtu/day	US$7.76/mmbtu
May 1, 2006 – Oct 31, 2006	4,000 mmbtu/day	US$6.75/mmbtu	US$8.75/Mmbtu
Nov 1, 2006 – Mar 31, 2007	7,500 GJ/day	Cdn$7.50/GJ	Cdn$12.00/GJ
Nov 1, 2006 – Mar 31, 2007	12,000 mmbtu/day	US$8.00/mmbtu	US$15.70/mmbtu
Apr 1, 2007 – Oct 31, 2007	10,000 GJ/day	Cdn$7.50/GJ	Cdn$9.00/GJ
Apr 1, 2007 – Oct 31, 2007	10,000 mmbtu/day	US$7.50/mmbtu	US$11.10/mmbtu to US$11.20/mmbtu
Nov 1, 2007 – Mar 31, 2008	10,000 GJ/day	Cdn$8.00/GJ	Cdn$12.00/GJ
Nov 1, 2007 – Mar 31, 2008	10,000 mmbtu/day	US$8.00/mmbtu	US$16.40/mmbtu

These hedging positions represent approximately 50% of the Trust’s production on a boe/day basis for the balance of fiscal 2006.

Pricing (in thousands except for volumes and pricing)
	Three Months Ended March 31,
	2006	2005	Change
Pricing Benchmarks
WTI (US$/bbl)	$63.48	$55.40	15%
Average exchange rate: US$1.00 to Cdn$ =	1.15	1.21	(5%)
WTI (Cdn$/bbl)	$73.00	$67.03	9%
AECO monthly index (Cdn$/mcf)	$7.55	$8.04	(6%)

Average Prices Received by the Trust
Oil (Cdn$ per bbl)	$56.89	$51.56	10%
Natural gas (Cdn$ per mcf)	$8.47	$6.16	38%
Total (Cdn$ per boe)	$53.34	$49.36	8%

REVENUES

The increase in revenues was due to the increase in natural gas sales volumes together with the increases in the sales prices of oil and natural gas.  The increase in natural gas sales volumes was a direct result of the High Point and Oklahoma Asset acquisitions.  The increase in sales prices was a result of the current commodity price environment tempered by the stronger Canadian dollar.

Revenues (in thousands)
	Three Months Ended March 31,
	2006	2005	Change
Revenues
Oil and NGL	$26,387	$26,654	(1%)
Natural gas	21,928	3,396	546%
Total	$48,315	$30,050	61%

ROYALTIES

Royalties, which include Crown, freehold and overriding royalties, offset by Alberta Royalty Tax Credits (“ARTC”), have increased compared to the prior periods as the result of the increased revenues in Q1 2006.  Royalties are based on the volume of production or sales and commodity price, therefore royalties per boe fluctuate in relation to the fluctuation in the prices received by the Trust for the oil and natural gas sales.

Royalties (in thousands except for percentages and per boe amounts)
	Three Months Ended March 31,
	2006	2005	Change
Royalties	$9,961	$6,019	65%
As a percentage of revenue	21%	20%
Royalties per boe	$11.00	$9.89	11%

PRODUCTION EXPENSES

The Trust experienced higher overall operating costs in Q1 2006 compared to Q1 2005 as a result of the increase in portfolio production.  Much of the newer production acquired and developed from High Point and the additional Oklahoma Assets has relatively low lifting cost and this has reduced the Trust’ operating cost per boe by 17% to $9.18 in Q1 2006.  Canadian electricity prices, a key lifting expense, eased over Q1 2006 contributing to this reduction, and there were no non-routine expenses during the period.

Production Expenses (in thousands except for percentages and per boe amounts)
	Three Months Ended March 31,
	2006	2005	Change
Production expenses	$8,318	$6,770	23%
Production expenses per boe	$9.18	$11.12	(17%)

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased by 53% to $2.8 million from $1.8 million in Q1 2005.  The increase was due to the increased size of the Trust and the associated increased personnel and administrative functions along with the increased costs associated with the Trust’s regulatory requirements.

General and Administrative Expenses (in thousands except for percentages and per boe amounts)
	Three Months Ended March 31,
	2006	2005	Change
G&A expenses	$2,804	$1,833	53%
G&A per boe	$3.10	$3.01	3%

INTEREST EXPENSE

Interest expense has increased mainly due to the closing of the Oklahoma Asset acquisition.  On March 21, 2006, the Trust entered into a Cdn$110.0 million bridge credit facility to replace its current operating facilities as well as a US$200.0 million bridge credit facility to finance the acquisition of the Oklahoma Assets.  These facilities were entered into as interim financing mechanisms for the financing of the Oklahoma acquisition until longer term financing is obtained.

Interest Expense (in thousands except for percentages and per boe amounts)
	Three Months Ended March 31,
	2006	2005	Change
Bank debt, capital lease, and notes payable at end of period	$303,303	$35,529	754%
Interest expense	$2,144	$519	313%
Interest expense per boe	$2.37	$0.85	178%

DEPLETION, DEPRECIATION AND ACCRETION (“DD&A”)

DD&A expense increased by 145% in Q1 2006 compared to Q1 2005, primarily due to the higher cost per boe of the oil and natural gas properties acquired in the High Point acquisition.

Depletion, Depreciation and Accretion (in thousands except for percentages and per boe amounts)
	Three Months Ended March 31,
	2006	2005	Change
DD&A	$27,259	$11,144	145%
DD&A per boe	$30.09	$18.30	64%

TAXES

Future income taxes primarily reflect the timing difference between the expensing of capital assets for accounting purposes and for tax purposes.

The acquisition of the Oklahoma Assets created minimal future income tax differences as the acquired assets will receive full tax basis for their acquired values.

NON-GAAP FINANCIAL MEASURES

The Trust provides financial measures in the MD&A that do not have a standardized meaning prescribed by GAAP. These non-GAAP financial measures may not be comparable to similar measures presented by other entities.

The purpose of these financial measures and their reconciliation to GAAP financial measures are shown below.  All of the measures have been calculated consistent with previous disclosures by the Trust.

FUNDS FROM OPERATIONS

Management uses funds from operations to analyze operating performance and leverage.  Funds from operations as presented is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities before changes in non-cash working capital as reconciled in the table below:

	Three Months Ended March 31,
	2006	2005
Cash provided by (used by) operating activities	$(7,786)	$12,671
Changes in non-cash working capital items	$31,371	2,187
Funds from operations	$23,585	$14,858

CASH DISTRIBUTIONS PAID TO UNITHOLDERS

The Trust pays monthly cash distributions to its unitholders.  Cash distributions are paid on the 15th of the following month (e.g. the December distribution was paid on January 15).  These distributions are determined each month by the board of directors of Enterra Energy Corp., as administrator of the Trust.  The Trust’s US$200.0 million bridge financing agreement limits the Trust’s ability to withdraw more than US$1.5 million per month from the US segment.  This restriction will be in place until the Trust replaces the bridge facility.  The monthly cash distributions per trust unit since the inception of the Trust are as follows:

US$	2006	2005	2004	2003
January	$ 0.18	$ 0.14	$ 0.10
February	$ 0.18	$ 0.14	$ 0.10
March	$ 0.18	$ 0.15	$ 0.11
April	$ 0.18	$ 0.15	$ 0.11
May		$ 0.15	$ 0.11
June		$ 0.16	$ 0.12
July		$ 0.16	$ 0.12
August		$ 0.16	$ 0.12
September		$ 0.17	$ 0.13
October		$ 0.17	$ 0.13
November		$ 0.17	$ 0.13
December		$ 0.18	$ 0.14	$ 0.10

	Three months Ended March 31,
	2006	2005	Change
Cash distributions to unitholders	$23,141	$13,301	74%
Funds from operations	$23,585	$14,858	59%
Cash distributions as a percentage of funds from operations	98%	90%

In Q1 2006, funds from operations increased by 59% over Q1 2005.  This increase is mainly due to the increased funds generated by the Oklahoma Asset and High Point acquisitions.  Since the closing dates of January 18, 2006 and March 21, 2006, the Oklahoma Assets added $4.1 million of funds to the Trust in the quarter.  In addition, the Trust received approximately $0.7 million from the operations of the first stage of the closing from January 1, 2006 (the effective date of the first stage) – January 18, 2006 (the closing date of the first stage) and $2.4 million of the operations of the second stage of the closing from March 1, 2006 (the effective date of the second stage) – March 21, 2006 (the closing date of the second stage).  This additional $3.1 million was realized by the Trust as an adjustment to the purchase price of the Oklahoma Assets, so it is not included in the funds from operations of the Trust.  Had it been included in funds from operations, the cash distributions as a percentage of funds from operations would have been 87%.  The above noted increases to funds from operations were tempered slightly by increased interest expense associated with the interim financing arrangements.

To the extent that the Trust uses cash to finance acquisitions, development costs and other significant expenditures, the net cash that the Trust receives that is available for distribution to unitholders will be reduced.  Hence, the timing and amount of capital expenditures may affect the amount of net cash flow received by the Trust and, as a consequence, the amount of cash available to distribute to unitholders.  Therefore, distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made with the use of available cash.

CAPITAL EXPENDITURES

The Trust does not have material commitments for capital expenditures.  The business strategy is to have other companies spend the capital to develop our properties in exchange for the Trust receiving a 30% working interest in the developed properties at no additional cost.  We also retain a right of first refusal to purchase the remaining 70% working interest.  Any such purchases are financed with cash flows from operations, issuing new trust units or incurring new debt.

During Q1 2006, the Trust acquired oil and natural gas properties located in Oklahoma.  The Oklahoma Assets provide the Trust with future cash potential from their developed oil and natural gas production and their significant proved reserve base.  The Trust acquired the assets in four stages, with the final two stages closing subsequent to March 31, 2006.

Prior to closing the acquisitions, the Trust acquired $49.7 million of notes payable by the primary vendors of the Oklahoma Assets.  $11.2 million of these notes was assumed by the Trust as consideration on the closing of the first stage of the acquisition.  The remaining notes were repaid, by the vendors, to the Trust upon the second closing of the acquisition.  The acquisition of the notes, by the Trust, was financed with a US$50.0 million senior bridge credit facility.

On January 18, 2006, the Trust closed the first stage of the acquisition of the Oklahoma Assets.  The results of the operations of the assets acquired are included in the Trust’s consolidated financial statements as of January 18, 2006.

On March 21, 2006, the Trust closed the second stage of the acquisition of the Oklahoma Assets.  Along with the second stage, the Trust acquired the operating company of the Oklahoma Assets.  The results of operations of the assets acquired and the operating company are included in the Trust’s consolidated financial statements as of March 21, 2006.

Subsequent to March 31, 2006, the Trust closed the final stages of the acquisition.

The total consideration paid for the acquisitions was $231.6 million (5,178,792 units valued at $106.2 million and $125.9 million of cash, including transaction costs of $6.6 million) with an additional $54.0 million of cash paid for the closing subsequent to March 31, 2006.

For each vendor there is a six-month adjustment period for certain specifically identified adjustment wells, which could increase the cost of the acquisition.  If the specifically identified wells produce an average volume (based on the best 30 day period of the last 60 days of the adjustment period) greater than the actual boe/day delivered on those wells at the closing date, the cost of the acquisition will increase by US$36,000 per producing boe/day on the excess production of those wells.

The following table represents the Trust's capital expenditures that were paid for with cash.  The source of this cash was through private placements of trust units and excess funds from the bridge financing.  The table excludes capital expenditures, such as the portion of the Oklahoma Asset acquisition, which was paid for with non-cash consideration such as trust units.

Capital Expenditures Paid with Cash (in thousands except for percentages)
	Three Months Ended March 31,
	2006	2005
Capital expenditures, net of disposals	$132,555	$13,486

Capital additions for the three months ended March 31, 2006 were $281.8 million (Q1 2005 - $15.3 million).  In addition to the three acquisitions and the capital expenditures paid with cash, $0.4 million of net asset retirement obligations (“ARO”) were charged to property, plant and equipment.

Capital Additions (in thousands)
	Three months Ended March 31,
	2006	2005
Property acquisitions	$210,861	$ 9,679
Proceeds on disposal of properties	-	(285)
Drilling and completions	1,976	293
Facilities and equipment	59,167	5,526
Other	9,402	71
Other ARO additions	363	36
Net capital additions	281,769	$15,320

LIQUIDITY & CAPITAL RESOURCES

The Trust’s business strategy is to have other companies spend the capital to develop properties in exchange for the Trust receiving a 30% working interest in the developed properties at no additional cost.  The Trust also retains a right of first refusal to purchase the remaining 70% working interest.  Any such purchases will be financed by issuing new equity and/or with debt.  The Trust does not have material commitments for capital expenditures.

On March 20 2006, the Trust closed a $110.0 million senior secured bridge facility.  This reducing non-revolving credit facility was be used to retire the existing $100.0 million credit facilities of the Trust.  The facility bears interest at 2.5% above bank prime lending rates and matures on December 31, 2006.  The facility is reduced to $100.0 million on June 30, 2006.  The facility is secured by a first charge over all Canadian assets of the Trust and a second charge over all US assets.

In March 2006, the Trust closed a US$200.0 million senior secured bridge credit facility to partially fund the acquisition of the Oklahoma assets, repay the US$50.0 million bridge credit facility noted above and provide additional working capital to the Trust.  This non-revolving facility bears interest at 4.5% above London Interbank Offering Rate and matures September 20, 2006 with a one-time option to extend the facility for an additional three-month period.  During this extension period, the interest rate increases by 1% per month.  The facility is secured by a first charge over all US assets of the Trust and a second charge over all Canadian assets.  The terms of the agreement restrict the Trust’s ability to distribute cash flow from the U.S. cost center to US$1.5 million per month.  The credit facility also requires the Trust to maintain certain financial covenants.  As at March 31, 2006, the Trust has drawn $177.0 million (US$152.0 million) on the facility.  The balance of the facility was utilized subsequent to March 31, 2006 to fund the closing of the final two stages of the Oklahoma Asset acquisition.

The Trust does not expect to repay the two bridge facilities from internally generated cash and will need to obtain additional financing through the issuance of debt and/or equity prior to the end of fiscal 2006.

Working Capital (in thousands)

	March 31, 2006	December 31, 2005
Working capital (deficiency)	$(281,236)	$(112,397)
Working capital (deficiency) excluding debt	$15,611	$(16,947)

The working capital deficiency mainly relates to the requirement of GAAP that the Trust's debt is classified as current liabilities.

RELATIONSHIP WITH JED OIL INC. (“JED”)

On January 1, 2006, the Trust terminated the Technical Services Agreement with JED.  The Trust now manages its own management, development, exploitation, operations and general and administrative activities.

On February 1, 2006, the Trust repaid the $8.0 million unsecured notes payable to JED that had been outstanding at December 31, 2005.

At March 31, 2006, the Trust owed $4.7 million (December 31, 2005 - $7.2 million) to JED for capital expenditures related to the farm out agreement as an offset to other joint venture receivables of the Trust and normal course operations between joint venture partners.

RELATED PARTY TRANSACTIONS

During Q1 2006 the Trust paid $150,000 (Q1 2005 - $nil) to Macon Resources Ltd. (“Macon”), a company 100% owned by the Chief Executive Officer of the Trust, for management services provided by the Chief Executive Officer and the Chief Financial Officer.  At March 31, 2006 $62,000 (December 31, 2005 - $nil) was payable by the Trust to Macon.

During Q1 2006 the Trust entered into a farmout agreement with Petroflow Energy Inc. (“Petroflow”), and oil and gas development company, to fund 100% of the drilling and completion costs on the undeveloped lands.  The Chief Executive Officer for the Trust owns, directly and indirectly, approximately 20% of the outstanding shares of Petroflow.  As at March 31, 2006, the Trust had nil balances payable or receivable from Petroflow as no transactions have yet occurred.

TRUST UNIT INFORMATION

The Trust is capitalized through a combination of trust units and exchangeable shares of certain of its subsidiaries.  The Trust also has a unit option plan and warrants to purchase trust units outstanding.  The following table outlines the units, exchangeable shares, options and warrants outstanding:

Outstanding unit data (units / shares)
As at	May 11, 2006	March 31, 2006	December 31, 2005
Trust units	43,789,767	43,099,897	36,504,416
Exchangeable shares
EEC exchangeable shares	241,297	300,950	348,146
RMG exchangeable shares	736,842	736,842	736,842
RMAC Series B exchangeable shares	90,571	92,887	659,116
Trust unit options	1,366,405	1,446,405	1,431,405
Warrants	301,000	301,000	301,000

The exchangeable shares of the subsidiary corporations are not listed for trading on an exchange and are treated as a non-controlling interest under GAAP.  The exchangeable shares are convertible into trust units based on their respective exchange ratios.

MANAGEMENT’S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As at the three month period ended March 31, 2006, an evaluation was carried out under the supervision of and with the participation of the Trust’s management, including the CEO and CFO, of the effectiveness of the Trust’s disclosure controls and procedures.  Based on that evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as at March 31, 2006 to provide reasonable assurance that material information relating to the Trust would be made known to them by others within the Trust.

CRITICAL ACCOUNTING ESTIMATES

The Trust continues to evolve and document its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.  The Trust’s financial and operating results incorporate certain estimates including:

a) estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

b) estimated capital expenditures on projects that are in progress;

c) estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves, which the Trust expects to recover in the future;

d) estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and

e) estimated future recoverable value of property, plant and equipment and goodwill.

The operations of the Oklahoma Assets are considered to be self-sustaining.  As a result, the revenues and expenses of this division are translated to Canadian dollars using average exchange rates for the period.  Assets and liabilities are translated at the period-end exchange rate.  Gains or losses resulting from the translation are included in the cumulative translation account in unitholders’ equity.

ADDITIONAL INFORMATION

Additional information relating to Enterra Energy Trust, including our Annual Information Forms and Annual Reports, can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the Trust's website at www.enterraenergy.com.

QUARTERLY FINANCIAL INFORMATION

Quarterly Financial Information (in thousands except for per unit amounts)
	2006	2005				2004
	Q1	Q4	Q3	Q2	Q1 (restated)	Q4 (restated)	Q3 (restated)	Q2 (restated)
Revenues	$48,315	$50,248	$47,638	$29,807	$30,050	$33,593	$25,467	$27,585
Earnings (loss) before taxes and non-controlling interest	$(3,149)	$(28,526)	$ 7,530	$947	$3,757	$3,103	$5,313	$5,798
Net earnings (loss)	$2,248	$(12,937)	$7,088	$2,567	$4,251	$3,256	$3,920	$4,455
Net earnings (loss) per trust unit
Basic	$0.06	$(0.37)	$0.23	$0.10	$0.16	$0.13	$0.17	$0.21
Diluted	$0.06	$(0.37)	$0.23	$0.10	$0.16	$0.13	$0.17	$0.21
Distributions (US$)	$0.54	$0.52	$0.49	$0.46	$0.43	$0.40	$0.37	$0.34

ABBREVIATIONS
bbl	barrel of oil
bbls/day	barrels of oil per day
mcf	thousand cubic feet of natural gas
mcf/day	thousands of cubic feet of natural gas per day
mmcf/day	millions of cubic feet of natural gas per day
NGL	natural gas liquids
boe	barrels of oil equivalent
(6 mcf equivalent to 1 bbl)
mboe	thousands of barrels of oil equivalent
boe/day	barrels of oil equivalent per day
GJ	Gigajoule
MMBTU	Millions of British Thermal Units
CICA	Canadian Institute of Chartered Accountants
GAAP	Canadian Generally Accepted Accounting Principles
Cdn$	Canadian dollars
US$	United States dollars
WTI	West Texas Intermediate (Oil reference price)
AECO	Natural gas reference price in Alberta
Q1	First quarter of the year - January 1 to March 31
Q2	Second quarter of the year - April 1 to June 30
Q3	Third quarter of the year - July 1 to September 30
Q4	Fourth quarter of the year - October 1 to December 31
Unitholders	The holders of the Trust Units

ENTERRA ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
(Thousands of Canadian dollars)
(unaudited)
	March 31, 2006	December 31, 2005
Assets
Current assets
Cash	$ 19,284	$ 11,943
Accounts receivable	46,931	35,303
Financial derivatives (note 8)	-	415
Prepaid expenses, deposits and other	5,285	3,052
	71,500	50,713
Property, plant and equipment (note 3)	744,070	489,074
Deferred financing charges, net	11,255	1,210
Goodwill	71,383	70,546
	$ 898,208	$ 611,543

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 34,546	$ 36,348
Due to JED Oil Inc. (note 1)	4,652	15,151
Distribution payable to unitholders	8,918	7,699
Income taxes payable	2,118	2,066
Debt (note 5)	296,847	95,450
Note payable (note 12)	4,088	4,071
Marketing contracts and financial derivatives (note 8)	668	1,447
Current portion of capital lease	896	878
	352,733	163,110
Asset retirement obligations (note 4)	27,304	24,323
Future income tax liability	94,862	100,297
Capital lease	1,471	1,702
	476,370	289,432

Non-controlling interest (note 6)	19,705	32,402

Unitholders’ Equity (note 7)
Unitholders’ capital	508,001	373,761
Warrants	1,215	1,215
Contributed surplus	869	573
Accumulated earnings	30,716	28,468
Accumulated distributions	(138,668)	(114,308)
	402,133	289,709

Subsequent event (note 2)	$ 898,208	$ 611,543
See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

(“signed”)

(“signed”)

Keith Conrad

Bill Sliney

Director

Director

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF EARNINGS
AND ACCUMULATED EARNINGS
(Thousands of Canadian dollars, except per trust unit amounts)
(unaudited)
	Three months ended	Three months ended
	March 31, 2006	March 31, 2005 (restated – note 6)

Revenues
Oil and natural gas	$ 48,315	$ 30,050
Royalties	(9,961)	(6,019)
	38,354	24,031

Expenses
Operating	8,318	6,770
General and administrative	2,804	1,833
Interest	2,144	519
Financing fees	352	-
Amortization of deferred financing charges	369	8
Depletion, depreciation and accretion	27,259	11,144
Financial derivative loss	598	-
Foreign exchange gain	(341)	-
	41,503	20,274

Earnings (loss) before taxes and non-controlling interest	(3,149)	3,757

Income tax expense (reduction)
Current	-	141
Future	(5,456)	(704)

Earnings before non-controlling interest	2,307	4,320

Non-controlling interest (note 6)	59	69

Net earnings	2,248	4,251

Accumulated earnings, beginning of year	28,468	27,498

Accumulated earnings, end of year	$ 30,716	$ 31,749

Net earnings per trust unit (note 7)
Basic	$ 0.06	$ 0.16
Diluted	$ 0.06	$ 0.16

See accompanying notes to consolidated financial statements

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in thousand Canadian dollars)
(unaudited)
	Three months ended	Three months ended
	March 31, 2006	March 31, 2005 (restated – note 6)

Cash provided by (used in):
Operating
Net earnings	$ 2,248	$ 4,251
Depletion, depreciation and accretion	27,259	11,144
Future income tax reduction	(5,456)	(704)
Amortization of deferred financing charges	369	8
Financial derivatives	598	-
Amortization of marketing contract	(1,447)	-
Non-controlling interest	59	69
Foreign exchange	(341)	-
Unit-based compensation	296	90
Changes in non-cash working capital items	(31,371)	(2,187)
	(7,786)	12,671
Financing
Distributions paid	(23,141)	(13,301)
Bank indebtedness	(95,450)	(11,592)
Bridge credit facilities	345,664	-
Bridge credit facility repayment	(58,630)	-
Repayment of debt assumed on Oklahoma Asset acquisition	(14,035)	-
Capital lease	(213)	(194)
Deferred financing charges	(8,337)	-
Due to JED Oil Inc.	(10,499)	7,287
Issue of trust units, net of issue costs	12,323	11,709
Exercise of trust unit options	-	2,127
	147,682	(3,964)
Investing
Property, plant and equipment additions	(8,796)	(15,569)
Deposit on acquisition	-	1,798
Proceeds on disposal of property, plant and equipment	-	285
Acquisition of Oklahoma Assets (note 2)	(125,862)	-
Changes in capital accounts payable	2,103	-
	(132,555)	(13,486)

Change in cash	7,341	(4,779)
Cash, beginning of period	11,943	4,779
Cash, end of period	$ 19,284	$ -

During the three month period ended March 31, 2006 the Trust paid interest of $1,644,000 (Q1 2005 - $521,000) and taxes of $nil (Q1 2005 – $871,000).

See accompanying notes to consolidated financial statements

1.

Basis of Presentation

The interim consolidated financial statements of Enterra Energy Trust (the “Trust”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  These interim consolidated financial statements have been prepared following the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2005, and should be read in conjunction with those consolidated financial statements.  The interim consolidated financial statements contain disclosures which are supplemental to the Trust’s annual consolidated financial statements.  Certain disclosures which are normally required to be included in the notes to the amended consolidated financial statements have been condensed or omitted.

Relationship with JED Oil Inc. (“JED”) and JMG Exploration, Inc.

On January 1, 2006, the Trust terminated the Technical Services Agreement with JED.  The Trust now manages its own management, development, exploitation, operations and general and administrative activities.

On February 1, 2006, the Trust repaid the $8,000,000 unsecured notes payable to JED that was outstanding at December 31, 2005.  During the quarter $64,000 of interest was charged on the notes (Q1 2005 - $92,000).

At March 31, 2006, the Trust owed $4,652,000 (December 31 2005 - $7,151,000) to JED for capital expenditures related to the farm out agreement.

2.

Acquisition

During Q1 2006, the Trust acquired oil and natural gas properties located in Oklahoma (“Oklahoma Assets”).  The Trust acquired the assets in four stages, with the final two stages closing subsequent to March 31, 2006.

Prior to closing the acquisitions, the Trust acquired $49.7 million of notes payable by the primary vendors of the Oklahoma Assets; as a result the vendors owed the Trust $49.7 million.  The primary vendors repaid the Trust $38.5 million of the notes upon closing the second stage of the acquisition of the Oklahoma Assets.  The acquisition of the notes, by the Trust, was financed with a US$50.0 million senior bridge credit facility.

On January 18, 2006, the Trust closed the first stage of the acquisition of the Oklahoma Assets.  The results of the operations of the assets acquired are included in the Trust’s consolidated financial statements as of January 18, 2006.

On March 21, 2006, the Trust closed the second stage of the acquisition of the Oklahoma Assets.  Along with the second stage, the Trust acquired the operating company of the Oklahoma Assets.  The results of operations of the assets acquired and the operating company are included in the Trust’s consolidated financial statements as of March 21, 2006.

The acquisition was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of purchase price:
Current assets	$ 11,244
Property, plant and equipment	272,577
Current liabilities	(25,259)
Financial derivatives	(485)
Debt	(23,848)
Asset retirement obligations	(2,141)
Future income tax liability	(5)
$ 232,083

Cost of acquisition:
Cash	$ 119,242
Transaction costs	6,620
5,178,792 trust units	106,221
$ 232,083

The purchase price allocation is preliminary and subject to change.  The value assigned to each Enterra Trust Unit of $20.51 (US$17.70) was based on the weighted average trading price on the New York Stock Exchange immediately prior to the measurement date.  For each vendor there is a six-month adjustment period for certain specifically identified adjustment wells, which could increase the cost of the acquisition.  If the specifically identified wells produce an average volume (based on the best 30 day period in the last 60 days of the adjustment period) greater than the actual production acquired at closing, the cost of the acquisition will increase by US$36,000 per producing boe/day on the excess production of those wells.

The operations of the Oklahoma Assets are considered to be self-sustaining.  As a result, the revenues and expenses of this segment are translated to Canadian dollars using average exchange rates for the period.  Assets and liabilities are translated at the period-end exchange rate.  Gains or losses resulting from the translation are included in the cumulative translation account in unitholders’ equity.

Subsequent to March 31, 2006, the Trust closed the final stages of the acquisition for cash consideration of approximately $54.0 million (US$ 47.0 million).  The Trust drew on the balance of the US$200.0 million senior secured bridge credit facility to fund these stages of the acquisition.

3.

Property, Plant and Equipment

		March 31, 2006
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	$926,032	$183,516	$742,516
Office furniture and equipment	2,777	1,223	1,554
	$928,809	$184,739	$744,070

		December 31, 2005
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	$644,260	$156,445	$487,815
Office furniture and equipment	2,781	1,522	1,259
	$647,041	$157,967	$489,074

At March 31, 2006, included in petroleum and natural gas properties are assets acquired and pledged under capital lease agreements with a cost of $5,218,000 and net book value of  $2,458,000 (December 31, 2005 - $5,218,000 and $2,597,000).

At March 31, 2006 costs of undeveloped land and seismic of $45,692,000 (December 31, 2005 - $58,353,000) were excluded from the calculation of depletion expense for the Canadian cost centre.  At March 31, 2006 costs of undeveloped land of $8,410,000 (December 31, 2005 - $13,313,000) were excluded from the calculation of depletion expense for the United States cost centre.

Depletion and depreciation expense related to the Canadian and the US cost center in Q1 2006 was $23,000,000 and $3,772,000, respectively (Q1 2005 – no US cost center).

4.

Asset Retirement Obligations

The asset retirement obligations were estimated by management based on the Trust’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred. At March 31, 2006, the Trust estimated the asset retirement obligation to be $27,304,000 (December 31, 2005 – $24,323,000), based on a total future liability of $46,757,000 (December 31, 2005 - $41,074,000). These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages at 7 years, but extends up to 20 years into the future. This amount has been calculated using an inflation rate of 2% and discounted using a credit-adjusted risk-free interest rate of 8%.

The following table reconciles the asset retirement obligations:

Asset retirement obligation, December 31, 2005	$ 24,323
Increases (decrease) in liabilities during the period related to:
Acquisitions	2,141
Additions	363
Revisions	(10)
Accretion expense	487
Dispositions	-
Asset retirement obligation, March 31, 2006	$ 27,304

5.

Debt

On January 18, 2006, the Trust drew on a US$50.0 million senior bridge credit facility to secure the acquisition of the Oklahoma Assets.  The facility was a reducing non-revolving loan secured by a first charge over the notes from the sellers of the Oklahoma Assets.  The loan bore interest at U.S. dollar commercial loan rate plus 0.5% and was repaid on March 22, 2006.

In March 2006, the Trust closed a $110.0 million senior secured bridge facility.  This reducing non-revolving credit facility was used to retire an existing $100.0 million credit facilities of the Trust.  The facility bears interest at 2.5% above bank prime lending rates.  The facility is reduced to $100.0 million on June 30, 2006 and matures on December 31, 2006.  The facility is secured by a first charge over all Canadian assets of the Trust and a second charge over all US assets.  The credit facility also requires the Trust to maintain certain financial covenants.  As at March 31, 2006, the Trust has drawn $110.0 million on the facility.

In March 2006, the Trust closed a US$200.0 million senior secured bridge credit facility to partially fund the acquisition of the Oklahoma Assets, repay the US$50.0 million bridge credit facility noted above and provide working capital to the Trust.  This non-revolving facility bears interest at 4.5% above London Interbank Offering Rate and matures September 20, 2006 with a one-time option to extend the facility for an additional three-month period.  During this extension period, the interest rate increases by 1% per month.  The facility is secured by a first charge over all US assets and a second charge over all Canadian assets.  The terms of the credit facility restricts the Trust’s ability to withdraw more than US$1.5 million per month from the US segment.  The credit facility also requires the Trust to maintain certain financial covenants.  As at March 31, 2006, the Trust has drawn $177.0 million (US$152.0 million) on the facility.

The Trust does not expect to repay the two bridge facilities from internally generated cash and will need to obtain additional financing through the issuance of debt or equity.

On March 21, 2006, the Trust acquired the operating company of the Oklahoma Assets.  The operating company has the following credit facilities:

A promissory note, used to acquire, and secured by, the drilling rig owned by the operating company of the Oklahoma Assets.  The note matures on May 1, 2007 and bears interest at US prime plus 1%.  At March 31, 2006, the balance of the note was $2.5 million (US$2.1 million).

A US$4.5 million unsecured revolving credit facility that bears interest at bank prime.  The facility matures on October 20, 2006.  As at March 31, 2006, the facility was drawn to $5.1 million (US$4.4 million).

A building mortgage, secured by the building that bears interest at 7% per annum.  The facility matures on July 1, 2020.  As at March 31, 2006, the loan had a balance of $0.4 million (US$0.3 million).

A promissory note, used to acquire, and secured by, equipment owned by the operating company of the Oklahoma Assets.  The note matures on February 20, 2009 and bears interest at US prime plus 1%.  At March 31, 2006, the balance of the note was $0.2 million (US$0.2 million).

6.

Non-controlling Interest (“NCI”)

Number of exchangeable shares issued	EEC	RMG	RMAC series B	Total
Balance at December 31, 2005	348,146	736,842	659,116	1,744,104
Exchanged for trust units	(47,196)	-	(566,229)	(613,425)
Balance at March 31, 2006	300,950	736,842	92,887	1,130,679

Non-controlling interest	Amount
Balance at December 31, 2005	$ 32,402
Exchanged for trust units	(12,756)
Non-controlling interest in net earnings	59
Balance at December 31, 2005	$19,705

During Q1 2006, a total of 47,196 Enterra Energy Corp. exchangeable shares were converted into 58,586 trust units at an exchange ratio prevailing at the time of conversion.  During Q1 2006, a total of 566,229 RMAC series A exchangeable shares were converted into 590,603 trust units at an exchange ratio prevailing at the time of conversion.  The exchange of the EEC exchangeable shares is treated as a step acquisition which increased goodwill by $0.8 million for the difference between the fair value of the trust unit issued and the carrying value of the EEC exchangeable share at the time of exchange.

At March 31, 2006 the exchange ratio for Enterra Energy Corp. exchangeable shares was 1.24432 and for RMAC series B exchangeable shares was 1.06371.

The Trust retroactively adopted EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” during the second quarter of 2005.  As a result of this adoption, the Q1 2005 consolidated statement of earnings has been restated as follows:

	Balance as reported prior to NCI restatement	Adjustments for NCI	Balance as restated
Depletion, depreciation and accretion	$ 11,034	$ 110	$ 11,144
Future income tax recovery	$ (662)	$ (42)	$ (704)
Non-controlling interest	-	$ 69	$ 69
Net earnings	$ 4,388	$ (1137)	$ 4,251

7.

Unitholders’ Equity

Authorized trust units

An unlimited number of trust units may be issued.

The trust units are redeemable at the option of the holder based on the lesser of 90% of the average market trading price of the trust units for the 10 trading days after the date of redemption or the closing market price of the trust units on the date of redemption.   Trust units can be redeemed to a cash limit of $100,000 per year or a greater limit at the discretion of the Trust.  Redemptions in excess of the cash limit shall be satisfied first by the issuance of notes by a subsidiary of the Trust and second by issuance of promissory notes by the Trust.

Issued trust units

	Number of Units	Amount
Balance at December 31, 2005	36,504,416	$ 373,761
Issued pursuant to private placements	657,500	12,544
Issued on acquisition of Oklahoma Assets	5,178,792	106,221
Issued as a bridge financing fee	110,000	2,077
Issued for exchangeable shares	649,189	13,619
Unit issue costs	-	(221)
Balance at March 31, 2006	43,099,897	$ 508,001

Contributed surplus

Balance at December 31, 2005	$ 573
Trust unit option based compensation	296
Balance at March 31, 2006	$ 869

Trust unit options

Enterra has granted trust unit options to directors, officers, employees and consultants of the Trust and JED.  Each trust unit option permits the holder to purchase one trust unit at the stated exercise price.  All options vest over a 3-year period and have a term of 5 years. At the time of grant, the exercise price is equal to the market price.

The following options have been granted:

	Number of options	Weighted- average exercise price
Options outstanding, December 31, 2005	1,431,405	$ 22.31
Options granted	180,000	19.93
Options exercised	-	-
Options cancelled	(165,000)	24.58
Options outstanding, March 31, 2006	1,446,405	$ 22.34
Options exercisable, March 31, 2006	254,073	$ 19.64

Estimated fair value of stock options

The estimated fair value of options granted in Q1 2006 was determined using the Black-Scholes model under the following assumptions:

2006
Weighted-average fair value of options granted ($/option)	$1.59
Risk-free interest rate (%)	4%
Estimated hold period prior to exercise (years)	5
Expected volatility (%)	44%
Expected cash distribution yield (%)	13%

Reconciliation of earnings per unit calculations

For the three months ended March 31, 2006
	Net loss	Weighted Average Units Outstanding	Per Unit
Basic and diluted	$ 2,248	38,200,303	$ 0.06
Exchangeable shares / Non-controlling interest	59	1,375,635
Options assumed exercised		184,905
Units assumed purchased		(139,572)
Diluted	$ 2,307	39,621,271	$ 0.06

For the calculation of the weighted average number of diluted units outstanding for Q1 2006, 1,261,500 options and 301,000 warrants were excluded, as they were anti-dilutive to the calculation.

For the three months ended March 31, 2005
	Net Earnings	Weighted Average Units Outstanding	Per Unit
Basic	$ 4,251	25,806,104	$ 0.16
Exchangeable shares / Non-controlling interest	69	470,913
Options assumed exercised		1,310,761
Units assumed purchased		(1,084,047)
Diluted	$ 4,320	26,503,731	$ 0.16

8.

Financial Instruments

The Trust has entered into derivative financial instruments and fixed price physical contracts to minimize the risk of exposure to fluctuations in the crude oil and natural gas prices. At March 31, 2006, the Trust had the following financial derivatives outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Collars	Gas	8.50 by 14.00 (Cdn $/GJ)	5,000 GJ	April 1, 2006 – October 31, 2006
Collars	Gas	8.50 by 13.05 (Cdn $/GJ)	5,000 GJ	April 1, 2006 – October 31, 2006
Collars	Gas	7.50 by 12.00 (Cdn $/GJ)	7,500 GJ	November 1, 2006 – March 31, 2007
Collars	Gas	7.50 by 9.00 (Cdn $/GJ)	10,000 GJ	April 1, 2007 – October 31, 2007
Collars	Gas	8.00 by 12.00 (Cdn $/GJ)	10,000 GJ	November 1, 2007 – March 31, 2008
Collars	Gas	6.75 by 8.75 (US $/mmbtu)	4,000 mmbtu	May 1, 2006 – October 31, 2006
Collars	Gas	8.00 by 15.70 (US $/mmbtu)	12,000 mmbtu	November 1, 2006 – March 31, 2007
Collars	Gas	7.50 by 11.20 (US $/mmbtu)	10,000 mmbtu	April 1, 2007 – October 31, 2007
Collars	Gas	8.00 by 16.40 (US $/mmbtu)	10,000 mmbtu	November 1, 2007 – March 31, 2008
Fixed	Gas	8.45 (US$/mmbtu)	3,300 mmbtu	April 1, 2006 – October 31, 2006
Fixed	Gas	7.76(US$/mmbtu)	6,600 mmbtu	May 1, 2006 – October 31, 2006
Collars	Oil	55.00 by 70.35 (US$/bbl)	500 bbl	April 1, 2006 – December 31, 2006
Collars	Oil	55.00 by 65.50 (US$/bbl)	500 bbl	April 1, 2006 – December 31, 2006
Collars	Oil	55.00 by 78.50 (US$/bbl)	500 bbl	April 1, 2006 – December 31, 2006
Collars	Oil	55.00 by 74.70 (US$/bbl)	1,000 bbl	April 1, 2006 – December 31, 2006
Collars	Oil	55.00 by 80.00 (US$/bbl)	1,000 bbl	April 1, 2006 – June 30, 2006
Collars	Oil	56.00 by 80.00 (US$/bbl)	1,000 bbl	July 1, 2006 – December 31, 2006
Collars	Oil	55.00 by 81.20 (US$/bbl)	1,000 bbl	January 1, 2007 – December 31, 2007
Collars	Oil	55.00 by 78.60 (US$/bbl)	500 bbl	January 1, 2007 – December 31, 2007

The estimated fair market value of the financial derivatives at March 31, 2006 is a liability of $668,000.

9.

Guarantees

The Trust has indemnified all of the directors and officers of the Trust. There are no pending material litigation or proceeding for which a claim is being sought, nor is the Trust aware of any threatened litigation that may result in material claims.

10.

Segmented Information

The Trust has one operating segment that is divided amongst two geographical areas.  The follow is select financial information from the two geographic areas for Q1 2006.  The Trust operated only in Canada for Q1 2005.

	Canada	U.S.	Total
For the three month period ended and as at March 31, 2006
Revenue	$ 40,274	$ 8,041	$ 48,315
Property, plant and equipment	$ 453,892	$ 290,178	$ 744,070
Goodwill	$ 71,383	-	$ 71,383

11.

Related Parties

During Q1 2006 the Trust paid $150,000 to Macon Resources Ltd. (“Macon”), a company 100% owned by the Chief Executive Officer of the Trust, for management services provided by the Chief Executive Officer and the Chief Financial Officer.  At March 31, 2006 $62,000 (December 31, 2005 - $84,000) was payable by the Trust to Macon.

During Q1 2006 the Trust entered into a farmout agreement with Petroflow Energy Inc. (“Petroflow”), an oil and gas development company, to fund 100% of the drilling and completion costs of the Oklahoma Asset’s undeveloped lands.  The Chief Executive Officer for the Trust owns, directly and indirectly, approximately 20% of the outstanding shares of Petroflow.  As at March 31, 2006, the Trust had no amounts owing to or receivable from Petroflow.